

16012167

TATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
Mail Processing
Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-17106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 - 5TH AVENUE, STE 3024
(No. and Street)

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS A. YOUNG (206) 624-6651
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS A. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COSSÉ INTERNATIONAL SECURITIES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARY ANNE R. URIANO
COMMISSION EXPIRES
NOTARY PUBLIC
07-21-18
STATE OF WASHINGTON

Signature

Vice President/Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (CASH FLOWS).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Annual Compliance Certification.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Cosse International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cosse International Securities, Inc. ("the Company"), as of December 31, 2015, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3.
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash	$ 1,845,586
Segregated cash	72,474
Deposits with clearing organizations	310,000
Receivable from customer	300,600
Dividends receivable	2,731
Other assets	38,190
Furniture and equipment, at cost, net of accumulated depreciation and amortization of $129,983	4,685
	$ 2,574,266

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to customers	$ 1,541
Payable to stockholder	1,029,835
Accrued expenses	28,445
	1,059,821
Stockholder's equity	
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding	25,000
Retained earnings	1,489,445
	1,514,445
	$ 2,574,266

See Notes to Financial Statements

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

C O N T E N T S

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Cosse International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cosse International Securities, Inc., ("the Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS	
Cash	$ 1,845,586
Segregated cash	72,474
Deposits with clearing organizations	310,000
Receivable from customer	300,600
Dividends receivable	2,731
Other assets	38,190
Furniture and equipment, at cost, net of accumulated depreciation and amortization of $129,983	4,685
	$ 2,574,266

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to customers	$ 1,541
Payable to stockholder	1,029,835
Accrued expenses	28,445
	1,059,821
Stockholder's equity	
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding	25,000
Retained earnings	1,489,445
	1,514,445
	$ 2,574,266

See Notes to Financial Statement

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

December 31, 2015

Note 1. Summary of Significant Accounting Policies and Operations

Organization

Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of federally insured limits.

Segregated Cash

In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2015, $72,474 was held in a segregated account.

Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The receivable from customer represents a margin loan to a single customer.

Payable to Stockholder

Payable to stockholder consists of cash balances in the accounts of the sole stockholder.

(Continued)

Furniture and Equipment

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets.

Income Tax

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election. The Company's federal tax returns are open to examination for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statement was available to be issued, which was February 25, 2016.

Note 2. Deposits with Clearing Organizations

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain certain deposits at the organizations and must maintain net capital of at least $750,000, instead of the $250,000 minimum amount required by SEC rules, as discussed in Note 7. All of the deposits with these organizations are cash as of December 31, 2015.

Note 3. Employee Benefits

The Company has established a retirement plan called the Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust ("the Plan"). All salaried employees are eligible to participate in the Plan. There are no age requirements, but employees must have at least 1,000 hours of service in a calendar-year period. Employer contributions are discretionary and there were no employer contributions in 2015.

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

December 31, 2015

(Continued)

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2017. Rental expense under the lease was approximately $131,000 for the year ended December 31, 2015. The following is a schedule of minimum rent payments required under the noncancelable operating lease for the years ending December 31:

2016	$	133,736
2017		45,800
	$	179,536

Note 5. Commitments

The Company has an agreement with a vendor to use that company's back-office general ledger accounting and regulatory reporting system. The agreement expires on July 31, 2020. The following is a schedule of minimum payments required under the agreement for the years ending December 31:

2016	$	165,568
2017		166,811
2018		166,811
2019		166,811
2020		97,307
	$	763,308

Note 6. Contingencies and Guarantees

As of December 31, 2015, management of the Company believes that there are no contingencies (other than the noncancelable lease agreement in Note 4 and the commitments in Note 5) or guarantees that may result in a loss or future obligation.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2015, the Company had computed net capital of $1,468,689, which was in excess of the required net capital level by $1,218,689. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

(Continued)

Note 8. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Revenues	
Commissions	$ 1,249,853
Interest and dividends	1,190
Other income	5,140
	1,256,183
Expenses	
Employee compensation, benefits, and payroll taxes	480,071
Settlement, clearing fees, and data processing	249,572
Occupancy	136,610
Sales promotion	51,244
Professional fees	36,835
Business taxes and licenses	26,251
Communications	23,221
Office supplies	20,498
Bank charges	14,201
Travel and auto	12,344
Professional dues and activities	6,848
Insurance	4,918
Depreciation	4,426
Subscriptions and publications	1,551
Other operating expenses	5,123
	1,073,713
Net income	**$ 182,470**

See Notes to Financial Statements

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2014	250	$ 25,000	$ 1,376,975	$ 1,401,975
Net income			182,470	182,470
Distributions			(70,000)	(70,000)
Balance, December 31, 2015	250	$ 25,000	$ 1,489,445	$ 1,514,445

See Notes to Financial Statements

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income	$ 182,470
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	4,426
Change in assets and liabilities	
Cash, segregated	(73)
Receivable from customer	(300,600)
Dividends receivable	(2,731)
Other assets	(25,128)
Payable to customers	(938)
Accrued expenses	(853)
Net cash flows from operating activities	(143,427)
Cash Flows from Financing Activities:	
Payable to stockholder	1,029,835
Distributions paid	(70,000)
Net cash flows from financing activities	959,835
Increase in cash	**816,408**
Cash, beginning of year	1,029,178
Cash, end of year	$ 1,845,586

See Notes to Financial Statements

COSSÉ INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

Note 1. Summary of Significant Accounting Policies and Operations

Organization

Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of federally insured limits.

Segregated Cash

In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2015, $72,474 was held in a segregated account.

Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The receivable from customer represents a margin loan to a single customer.

Payable to Stockholder

Payable to stockholder consists of cash balances in the accounts of the sole stockholder.

(Continued)

Furniture and Equipment

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets.

Revenue Recognition

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Income Tax

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election. The Company's federal tax returns are open to examination for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 25, 2016.

Note 2. Deposits with Clearing Organizations

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain certain deposits at the organizations and must maintain net capital of at least $750,000, instead of the $250,000 minimum amount required by SEC rules, as discussed in Note 7. All of the deposits with these organizations are cash as of December 31, 2015.

Note 3. Employee Benefits

The Company has established a retirement plan called the Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust ("the Plan"). All salaried employees are eligible to participate in the Plan. There are no age requirements, but employees must have at least 1,000 hours of service in a calendar-year period. Employer contributions are discretionary and there were no employer contributions in 2015.

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2017. Rental expense under the lease was approximately $131,000 for the year ended December 31, 2015. The following is a schedule of minimum rent payments required under the noncancelable operating lease for the years ending December 31:

Year		Amount
2016	$	133,736
2017		45,800
	$	179,536

Note 5. Commitments

The Company has an agreement with a vendor to use that company's back-office general ledger accounting and regulatory reporting system. The agreement expires on July 31, 2020. The following is a schedule of minimum payments required under the agreement for the years ending December 31:

Year		Amount
2016	$	165,568
2017		166,811
2018		166,811
2019		166,811
2020		97,307
	$	763,308

Note 6. Contingencies and Guarantees

As of December 31, 2015, management of the Company believes that there are no contingencies (other than the noncancelable lease agreement in Note 4 and the commitments in Note 5) or guarantees that may result in a loss or future obligation.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2015, the Company had computed net capital of $1,468,689, which was in excess of the required net capital level by $1,218,689. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

Note 8. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

SUPPLEMENTARY INFORMATION

COSSÉ INTERNATIONAL SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	1,514,445
Deductions		
Furniture and equipment, and other assets (including petty cash)		45,756
Net capital		1,468,689
Minimum net capital		250,000
Excess net capital	$	1,218,689

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to customers	$	1,541
Accrued expenses		28,445
Total aggregate indebtedness	$	29,986

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		2.04%
Ratio of aggregate indebtedness to net capital		0.0204

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2015, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

COSSÉ INTERNATIONAL SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2015

Credit Balances		
Free credit balances and other credit balances in customers' security accounts (and total credits)	$	1,541
Debit Balances		
Debit balances in customers' cash and margin accounts (and total debits)		42,084
Excess of Total Debits Over Total Credits	$	40,543
Required Deposit (excess total credits over total debits x 105% for monthly computation)	$	-
Amount Held on Deposit in Reserve Bank Account on December 31, 2015	$	72,474

The computation for determination of reserve requirements pursuant to Rule 15c3-3 as of December 31, 2015, computed by the Company in its Form X-17A-5, Part II, does not differ from the above computation, which is based on audited financial statements.

COSSÉ INTERNATIONAL SECURITIES, INC.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2015

The market value and number of items of:

1. Customers' fully paid securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE ANNUAL COMPLIANCE CERTIFICATION

To the Stockholder and Board of Directors
Cosse International Securities, Inc.
Seattle, Washington

We have examined Cosse International Securities, Inc.'s ("the Company") statements, included in the accompanying Annual Compliance Certification, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) the Company's internal control over compliance was effective as of December 31, 2015; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, and 17 C.F.R. § 240.17a-13 or NASD Rule 2340 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

ANNUAL COMPLIANCE CERTIFICATION
December 31, 2015

The undersigned is the Vice President and Treasurer of Cossé International Securities, Inc. (the "Member"). As required by SEC §§ 17a-5(d)(1)(i)(B)(1), the undersigned makes the following certification:

1. The Member has established and maintained Internal Control Over Compliance, as that term is defined in §§ 17a-5(d)(3)(ii);
2. The Internal Control Over Compliance of the Member was effective during the year ended December 31, 2015;
3. The Internal Control Over Compliance of the Member was effective as of December 31, 2015;
4. The Member was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and
5. The information the Member used to state whether it was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from the books and records of the Member.



Dennis A. Young
Vice President and Treasurer


MARY ANNE R ADRIANO
COMMISSION EXPIRES
NOTARY
PUBLIC
07-21-18
STATE OF WASHINGTON

(Notary seal)



COSSÉ INTERNATIONAL SECURITIES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015

petersonsullivan LLP
Certified Public Accountants
& Advisors

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder and Board of Directors
Cosse International Securities, Inc.
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Cosse International Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, INC., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by The American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (such as check copies), noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 25, 2016

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

COSSÉ INTERNATIONAL SECURITIES, INC.

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2015

Total assessment for the year ended December 31, 2015	$	3,076
Payment made with SIPC-6 July 6, 2015		(1,526)
Amount due with SIPC-7	$	1,550